

May 16, 2023

Ming Zhu
Chief Executive Officer
Fundhomes 1, LLC
1700 Westlake Ave. N., Suite 200
Seattle, WA 98109

> **Re: Fundhomes 1, LLC**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed May 10, 2023**
> **File No. 024-11939**

Dear Ming Zhu:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment #8 to Form 1-A filed May 10, 2023

INDEPENDENT AUDITOR'S REPORT, page F-3

1. We note that your auditors' provided an audit report which currently addresses Fundhomes I, LLC, on a consolidated basis, and Series FL01 but that the report does not address your Regulation D entities. In an amended filing, please have your auditor provide series-level audit opinions for all of the series in the consolidating financial statements in addition to the opinion on Fundhomes I, LLC. Additionally, the consent provided by your audit firm should be updated to address this comment. Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Sections

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Powell, Esq.